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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QUEPASA CORPORATION
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
74833W206
(CUSIP Number)
Jeffrey S. Buschmann, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74833W 206

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,500,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.51%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	This percentage is based upon 11,102,521 shares of common stock deemed outstanding, consisting of 8,102,521 shares of the Issuer’s common stock outstanding (as of May 5, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on May 15, 2006, plus 2,000,000 shares of common stock issuable pursuant to warrants held by the Reporting Person and others and 1,000,000 shares of common stock issued to the Reporting Person and others upon the exercise of 1,000,000 warrants on July 31, 2006.

This Schedule 13D is being filed by the Reporting Person (as defined below) to reflect the acquisition by Richard L. Scott Investments, LLC, a Delaware limited liability company, of warrants (the “Warrants”) to purchase a total of 1,500,000 shares of common stock, par value $.001 per share (the “Common Stock”), of Quepasa Corporation (the “Issuer”) on March 21, 2006 and the Reporting Person’s exercise of 500,000 of such Warrants on July 31, 2006.
Item 1. Security and Issuer
The class of equity to which this statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 410 N. 44th Street, Suite 450, Phoenix, Arizona 85008.
Item 2. Identity and Background
This statement is filed by Richard L. Scott (“Reporting Person”).
The business address of the Reporting Person is 700 11th Street S, Suite 101, Naples, Florida 34102.
The Reporting Person is a private investor.
The Reporting Person has not been convicted in any criminal proceedings during the five years preceding the filing of this report.
During the five years preceding the filing of this report, the Reporting Person has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Person is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person used personal funds in the amount of $10 to acquire three (3) series of Warrants (Series 1 Warrants, Series 2 Warrants and Series 3 Warrants) to purchase Common Stock in a private transaction. On an as exercised basis, the acquired Warrants enable the Reporting Person to acquire 1,500,000 shares of Common Stock. The Warrants were purchased by Richard L. Scott Investments, LLC, an entity controlled by the Reporting Person.
On July 31, 2006, the Reporting Person exercised 500,000 of such Warrants (the Series 1 Warrants) for an exercise price of $2.87 per share. The Reporting Person used personal funds of $1,435,000 to pay the exercise price for such Warrants.

Item 4. Purpose of Transaction
The Reporting Person purchased the Warrants and exercised a portion of the Warrants in private transaction for general investment purposes. Consistent with such purposes, the Reporting Person may seek to engage in future discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to their investment in the Issuer. In addition, the Reporting Person may from time to time, depending on prevailing market, economic and other conditions, acquire additional warrants or shares of Common Stock of the Issuer or engage in discussions with the Issuer concerning further acquisitions of warrants or shares of Common Stock of the Issuer or further investments in the Issuer. The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer. Pursuant to the terms of the transaction, the Reporting Person had the right to nominate a member of the Issuer’s Board of Directors. On July 24, 2006, Michael Matte was named to the Issuer’s Board of Directors as the Reporting Person’s representative.
Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the business or corporate structure of the Issuer, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer, (h) the delisting from a national securities exchange or termination of quotations in an inter-dealer quotation system of a registered national securities association for any class of capital stock of the Issuer, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 Common Stock, or (j) or any action similar to the foregoing actions listed. The Reporting Person will continue to evaluate the Issuer and his investment therein and may later determine to propose or support any one or more of such actions in the future, to purchase additional warrants or shares of Common Stock or to sell part or all of his holdings of warrants or Common Stock of the Issuer.
Item 5. Interest in Securities of the Issuer
The Warrants owned by the Reporting Person which remain outstanding are convertible into an aggregate of 1,000,000 shares of Common Stock. There are two series of warrants which remain outstanding, each exercisable for 500,000 shares of Common Stock at exercise prices of $4.00 and $7.00, respectively. On July 31, 2006, the Reporting Person exercised 500,000 Warrants at $2.87 per share to purchase 500,000 shares of Issuer Common Stock. The 1,000,000 Warrants and 500,000

shares of Issuer Common Stock owned by the Reporting Person represent 13.51% of the outstanding Common Stock of the Issuer.
The Reporting Person has sole voting and dispositive power with respect to the Common Stock beneficially owned by the Reporting Person.
The Reporting Person purchased the Warrants and exercised a portion of the Warrants in private transactions.
The Warrants were purchased by Richard L. Scott Investments, LLC, a member managed limited liability company of which the Reporting Person is the controlling member.
Upon the exercise of a portion of the Warrants, shares of Issuer Common Stock were issued to the Reporting Person in the name of three entities controlled by the Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On March 21, 2006, an entity controlled by the Reporting Person entered into a Warrant Purchase Agreement with the Issuer whereby the Reporting Person purchased Warrants to purchase an aggregate of 1,500,000 shares of Common Stock. In addition, the parties entered into a Registration Rights Agreement whereby the Issuer is required to register the Common Stock underlying the Warrants. These agreements were filed as exhibits to the Schedule 13D filed on March 30, 2006 by the Reporting Person and F. Stephen Allen.
Other than as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Signature
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 11, 2006	/s/ Richard L. Scott
Richard L. Scott